**UNITED STATES OF AMERICA**

**BEFORE THE**

**SECURITIES AND EXCHANGE COMMISSION**

January 23, 2024

In the Matter of

**Core Scientific, Inc.**
**210 Barton Springs Road, Suite 300**
**Austin, TX 78704**

File No: 022-29109 and -01, -05 to -07

**ORDER DECLARING THE APPLICATION FOR QUALIFICATION OF THE TRUST INDENTURE EFFECTIVE PURSUANT TO SECTION 307(c) OF THE TRUST INDENTURE ACT OF 1939, AS AMENDED**

Core Scientific, Inc. filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

It is ORDERED that the application shall become effective and the indenture qualified at 3:00 p.m. on January 23, 2024.

Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Justin Dobbie
Office Chief